SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Franchise Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35180X105

(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

With a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, CA 90067

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	35180X105

1	NAMES OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,804
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,804
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

*	Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No.	35180X105

1	NAMES OF REPORTING PERSONS Kelleher Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,768
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,768
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

*	Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No.	35180X105

1	NAMES OF REPORTING PERSONS Daniel Ondeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,764
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,764
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

*	Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No.	35180X105

1	NAMES OF REPORTING PERSONS Richard Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,216
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

*	Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

*	Represents 12,216 shares of Common Stock of the Issuer held of record by the Survivor’s Trust under the Riley Family Trust for which Richard Riley, as trustee of the Survivor’s Trust under the Riley Family Trust, may be deemed to be a beneficial owner.

CUSIP No.	35180X105

1	NAMES OF REPORTING PERSONS Randall E. Paulson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

*	Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on May 10, 2023 (as amended hereby and by Amendment No. 1 to the Schedule 13D filed on August 9, 2023 (“Amendment No. 1”), this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

In connection with the transactions contemplated by the Merger Agreement, each of Daniel Ondeck, Richard Riley (as trustee for Survivor’s Trust under the Riley Family Trust (“Survivor’s Trust”)) and Randall E. Paulson (collectively, the “New Reporting Persons”, and the New Reporting Persons together with Bryant R. Riley and the Kelleher Family Trust, the “Reporting Persons”) entered into separate rollover contribution agreements substantially in the same form as the Rollover Agreement, dated as of August 10, 2023, with Topco and BRP Shares, LLC. As further described below, the Reporting Persons may be deemed to be the beneficial owners of certain shares of Common Stock, as reported in this Schedule 13D. The Reporting Persons are filing this Amendment by virtue of the entry into the aforementioned rollover contribution agreements by the New Reporting Persons, as further described below, in order to add the New Reporting Persons as reporting persons and otherwise to amend this Schedule 13D with respect to the other Reporting Persons.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is hereby amended and supplemented to include the following:

Daniel Ondeck, an individual and citizen of the United States of America, is Head of East Coast Sales at B. Riley Securities, Inc. The address of the business office of Mr. Ondeck is 1300 North 17th Street, Suite 1300, Arlington, VA 22209.

Richard Riley is an individual and citizen of the United States of America. Richard Riley is the trustee of Survivor’s Trust. The address of the business office of Survivor’s Trust is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.

Randall E. Paulson, an individual and citizen of the United States of America, is a member of the Board of Directors of B. Riley. The address of the business office of Mr. Paulson is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.

During the last five years, none of the New Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of this Schedule 13D is hereby amended and supplemented to (i) incorporate by reference the supplemental information set forth in Item 4 below and (ii) to include the following:

No payments were made by or on behalf of the New Reporting Persons in connection with the execution of the New Reporting Person Rollover Agreements (as defined and further described in Item 4 below), and therefore no funds were used in connection with the transactions prompting the Reporting Persons to file this Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby (i) amended by the deletion of the last paragraph of Item 4 of Amendment No. 1 and (ii) supplemented to include the following:

On August 10, 2023, each New Reporting Person entered into a rollover contribution agreement (collectively, the “New Reporting Person Rollover Agreements”, and together with the rollover contribution agreements entered into by Mr. Riley and the Kelleher Family Trust, the “Reporting Person Rollover Agreements”) with Topco and BRP Shares, LLC, a form of which is attached as Exhibit 99.3 hereto and incorporated herein by reference. Pursuant to the New Reporting Person Rollover Agreements, substantially concurrently with the closing of the Merger, each New Reporting Person’s Common Stock will be contributed to BRP Shares, LLC in exchange for a number of common membership interests of BRP Shares, LLC, which will in turn acquire the equivalent number of common membership interests in Topco.

The New Reporting Person Rollover Agreements include covenants obligating the New Reporting Persons to vote their shares of Common Stock in favor of the transaction substantially identical to the Voting Agreement. The New Reporting Person Rollover Agreements terminate upon the termination of the Merger Agreement in accordance with its terms.

As a result of the Reporting Persons entering into the Reporting Person Rollover Agreements, and because Mr. Riley serves as Chairman and Co-Chief Executive Officer of B. Riley, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Kahn and certain of his affiliates and related persons, Andrew M. Laurence (a partner at Vintage Capital Management, LLC (“Vintage Capital”)), Vintage Capital, an affiliate of Kahn, as well as the other persons and entities identified in Item 5 below, who have publicly disclosed the entry into similar rollover agreements.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the Reporting Persons entering into the Reporting Person Rollover Agreements, as described in Item 4 above, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with: Kahn and certain of his affiliates and related persons; Andrew M. Laurence; Vintage Capital; American Financial Group, Inc. (and its subsidiary Great American Insurance Company) (collectively, “Great American”); Mr. John B. Berding (including an immediate family member and an affiliated trust thereof (“Berding Parties”)); Joseph Haverkamp; K. Todd Evans; Scott Harvey; Andrew F. Kaminsky; Tiffany McMillan-McWaters; Jason Mattes; Eric F. Seeton; Thomas Will; and the 2013 Douglas R. Rippel Irrevocable Trust. Based on public filings, the Reporting Persons understand that (i) Kahn may, directly or indirectly (including with respect to Vintage Capital), be deemed to beneficially own 12,231,350 shares of Common Stock, (ii) Andrew M. Laurence beneficially owns 573,482 shares of Common Stock, (iii) Great American beneficially owns 686,115 shares of Common Stock in the aggregate, (iv) the Berding Parties own 184,875 shares of Common Stock in the aggregate; (v) Joseph Haverkamp owns 1,887 shares of Common Stock; (vi) K. Todd Evans owns 42,650 share of Common Stock; (vii) Scott Harvey owns 2,991.12 shares of Common Stock; (viii) Andrew F. Kaminsky owns 158,160 shares of Common Stock; (ix) Tiffany McMillan-McWaters owns 7,934 shares of Common Stock; (x) Jason Mattes owns 1,348 shares of Common Stock; (xi) Eric F. Seeton owns 69,542 shares of Common Stock; (xii) Thomas Will owns 1,078 shares of Common Stock; and (xiii) the 2013 Douglas R. Rippel Irrevocable Trust owns 181,467 shares of Common Stock. Accordingly, to the extent the Reporting Persons are deemed to be members of such “group,” the aggregate beneficial ownership of such “group,” including the shares of Common Stock beneficially owned by the Reporting Persons, is equal to 14,217,431.12 shares of Common Stock, representing approximately 40.4% of the outstanding shares of Common Stock. The foregoing percentage is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023. The Reporting Persons disclaim beneficial ownership of any shares of capital stock of the Issuer owned by the other members of such “group”.

(a) As of 4 p.m., Eastern Time, on August 10, 2023, the Reporting Persons in the aggregate beneficially owned 74,552 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock, of which Riley owns 1,804 shares, the Kelleher Family Trust owns 13,768 shares, Mr. Ondeck owns 6,764 shares, Survivor’s Trust owns 12,216 shares and Mr. Paulson owns 40,000 shares.

The calculation of the percentage of Common Stock beneficially owned by the Reporting Persons is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

(b) The Reporting Persons have sole voting and dispositive power over the shares of Common Stock set forth in Item 5(a) above.

(c) Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Except as otherwise described in this Schedule 13D, no person other than the Reporting Persons are known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit
99.1*	Agreement and Plan of Merger, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and Freedom VCM Subco, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.2	Voting Agreement, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.3**	Rollover Agreement, dated as of August 10, 2023, by and among Freedom VCM Holdings, LLC, B. Riley Private Shares 2023-2 QP, LLC and the persons set forth on the signature pages thereto

*	Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

**	A copy is filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

/s/ Bryant R. Riley
Bryant R. Riley

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

KELLEHER FAMILY TRUST

By:	/s/ Tom Kelleher
Tom Kelleher, Trustee

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

By:	/s/ Daniel Ondeck
Daniel Ondeck

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

By:	/s/ Richard Riley
Richard Riley

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

By:	/s/ Randall E. Paulson
Randall E. Paulson